

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Stanislas Veillet
Chief Executive Officer and Chairman
Biophytis S.A.
Sorbonne University—BC 9, Bâtiment A 4ème étage
4 place Jussieu
75005 Paris, France

       Re: Biophytis S.A.
           Draft Registration Statement on Form F-1
           Submitted November 20, 2020
           CIK No. 0001768946

Dear Dr. Veillet:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Clinical Pipeline, page 4

1. Please shorten the lines for BIO101 for the Sarcopenia and COVID-19 indications to reflect that you have not completed Phase 2 clinical trials yet. Please also shorten the line for BIO101 for the DMD indication to reflect that you have not yet begun the Phase 1 clinical trial and shorten the line for BIO201 for the dry AMD indication since you are still conducting animal studies to support IND and clinical trial applications. We also note that you have included in your pipeline table BIO201 for the treatment of Stargardt disease. Given the early-stage development of this program, please explain why you

believe it is sufficiently material to your business to warrant inclusion in your pipeline table.

Implications of Being an "Emerging Growth Company", page 12

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have benefited from certain reimbursable financial advances and non-reimbursable subsidies from the French government, page 22

3.   Please revise to disclose the contractual conditions that you are required to comply with in order to receive the financial advances and subsidies from the French government and the maximum amount that you would have to reimburse the French government should you fail to comply.

The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices..., page 65

4.   Please enhance your risk factor by disclosing that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Use of Proceeds, page 80

5.   Please revise to disclose how far you intend to get in the development of Sarconeos in DMD using the proceeds of this offering and clarify exactly where you are in the process. For example, we note your disclosure here that you will use the proceeds to commence your development of Sarconeos in DMD while your pipeline table appears to indicate that you are in Phase 2 for this indication and the Summary indicates that you hope to begin a Phase 1 trial in the first half of 2021.

Capitalization, page 83

6.   Please disclose the amount of each adjustment shown within the second bullet point that you used to determine the pro forma amounts in the table.

Dilution, page 86

7.   Please show us how you determined your historical and pro forma net tangible book value, including how you considered your intangible assets.

Business
Sarcopenia (the SARA clinical program), page 117

8.   We note your disclosure that you believe that Sarconeos has the potential to achieve

clinically relevant functional mobility endpoints necessary for marketing approval based on the potential mechanism-of-action and your preclinical cellular and animal model data. Please remove this statement as it is speculative given your current stage of development.

Potential Mechanism-of-Action, page 122

9.   We note your disclosure that Sarconeos can be used in most elderly patients even in those suffering from hypertension controlled with ACE inhibitors or ARBs since it did not show an effect on blood pressure or heart rate when compared to enalapril in preclinical studies. Please revise this statement to avoid making a conclusion about the effects of your product candidate given its current stage of development.

Research and Collaboration Agreements with Sorbonne University and Other Academic Research Institutions, page 146

10.   Please revise to clarify whether the royalty term for the S-Commercialization Agreement and the M-Commercialization Agreement end upon termination of the agreements.

Current Intellectual Property Portfolio, page 147

11.   We note your disclosure that an opposition procedure is currently being pursued regarding Patent No. EP2790706 and that this could lead to cancellation of the patent. Please revise to disclose if you expect the potential cancellation of this patent to have any material impact on your development plans for your product candidates, your patent portfolio and your business.

Commercialization/License Agreements, page 150

12.   We note that you intend to file one amendment to the S-Commercialization Agreement as Exhibit 10.6. Your disclosure here indicates that another amendment was entered into on November 6, 2020. Please also file the November amendment.

Intellectual Property Agreement with Stanislas Veillet, page 151

13.   We note that payments to Mr. Veillet are capped per platform. Please briefly explain in this section how the term "platform" is defined in the agreement. Please also revise to disclose the term of the agreement and the termination provisions.

Chief Executive Officer Compensation, page 178

14.   We note that Mr. Veillet benefits from a "GSC" private unemployment insurance policy. Please briefly explain what GSC means in this section.

Differences in Corporate Law, page 201

15.   We note that you refer shareholders to Delaware law and French law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Aron Izower, Esq.